Exhibit 99.1

Fourth Quarter 2022 Earnings Release

Scotiabank reports fourth quarter and 2022 results

Scotiabank reports fourth quarter and 2022 results Scotiabank’s 2022 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which include fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2022 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2022 Highlights on a Reported Basis

(versus Fiscal 2021)

•	Net income of $10,174 million, compared to $9,955 million

•	Earnings per share (diluted) of $8.02, compared to $7.70

•	Return on equity(1) of 14.8%, compared to 14.7%

Fiscal 2022 Highlights on an Adjusted Basis(2)

(versus Fiscal 2021)

•	Net income of $10,749 million, compared to $10,169 million

•	Earnings per share (diluted) of $8.50, compared to $7.87

•	Return on equity of 15.6%, compared to 15.0%

Fourth Quarter 2022 Highlights on a Reported Basis

(versus Q4, 2021)

•	Net income of $2,093 million, compared to $2,559 million

•	Earnings per share (diluted) of $1.63, compared to $1.97

•	Return on equity of 11.9%, compared to 14.8%

Fourth Quarter 2022 Highlights on an Adjusted Basis(2)

(versus Q4, 2021)

•	Net income of $2,615 million, compared to $2,716 million

•	Earnings per share (diluted) of $2.06, compared to $2.10

•	Return on equity of 15.0%, compared to 15.6%

Fiscal 2022 Performance versus Medium-Term Objectives

The following table provides a summary of our 2022 performance against our medium-term financial objectives:

Medium-Term Objectives	Fiscal 2022 Results
	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	4.2%	8.0%
Return on equity of 14%+	14.8%	15.6%
Achieve positive operating leverage	Negative 2.4%	Negative 1.1%
Maintain strong capital ratios	CET1 capital ratio(3) of 11.5%	N/A

TORONTO, November 29, 2022 – Scotiabank reported net income of $10,174 million for the fiscal year 2022, compared with net income of $9,955 million in 2021. Diluted earnings per share (EPS) were $8.02, compared to $7.70 in the previous year. Return on equity was 14.8%, compared to 14.7% in the previous year.

Reported net income for the fourth quarter ended October 31, 2022 was $2,093 million compared to $2,559 million in the same period last year. Diluted earnings per share were $1.63, compared to $1.97 in the same period a year ago.

This quarter’s net income included adjusting items of $504 million after tax. These consisted of a $66 million restructuring charge relating to the realignment of certain Global Banking and Markets businesses in Asia and an on-going technology modernization, $98 million of committed support costs relating to the expansion of our Scene+ loyalty program and a $340 million loss resulting from the sale of investment in associates in Venezuela and Thailand, as well as the wind down of operations in India and Malaysia mainly currency related.

Adjusted net income(2) was $10,749 million, up from $10,169 million in the previous year, and adjusted EPS was $8.50 versus $7.87 in the previous year.

(1)

Refer to page 133 of the Management’s Discussion & Analysis in the Bank’s 2022 Annual Report, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 22.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2018).

Scotiabank Fourth Quarter Press Release 2022	1

Adjusted net income(2) for the fourth quarter ended October 31, 2022 was $2,615 million and adjusted EPS was $2.06, compared to $2.10 last year. Adjusted return on equity was 15.0% compared to 15.6% a year ago.

“This year, the Bank remained focused on leading through sound advice and delivering value to our customers, including launching the enhanced Scene+ loyalty program, which has since grown by more than one million new members and was further expanded with the addition of Empire Company Limited to the partnership. Our commitment to our customers has resulted in a number of prestigious recognitions, including Bank of the Year for Canada for the third year in a row from The Banker, Investment Bank of the Year for the Americas from The Banker, and Best Bank in Canada from Euromoney,” said Brian Porter, President and CEO of Scotiabank.

Despite the uncertain and volatile operating environment, each of the four business lines contributed strongly to our consolidated fiscal year performance reflecting the diversified earnings power of the Bank.

Canadian Banking generated adjusted earnings of $4,779 million in 2022, an increase of 15% compared to the prior year. The increase was due primarily to higher revenues driven by strong growth of 14% in residential mortgages and a 21% increase in business banking loans, as well as lower provision for credit losses. Non-interest income grew 6%.

Global Wealth Management reported adjusted earnings of $1,583 million in 2022. Challenging market conditions drove declines in assets under management, impacting fee income, partly offset by strong growth in the advisory business and continued prudent expense management.

Global Banking and Markets generated earnings of $1,911 million, reflecting solid business banking performance, including strong loan growth momentum, while capital markets faced challenging market conditions. Provision for credit losses rose this year due to lower reversals, and expenses grew to support continued business investment.

International Banking delivered a strong rebound in adjusted earnings in 2022. Adjusted earnings of $2,446 million represented a 32% increase compared to the prior year. This was driven by strong commercial and residential mortgage loan growth, prudent expense management and lower provision for credit losses.

For fiscal 2022, the Bank exceeded its medium-term profitability targets on an adjusted basis, in terms of earnings per share growth and return on equity metrics. With a Common Equity Tier 1 capital ratio of 11.5%, the Bank remains well capitalized to support its strategic growth plans and return capital to shareholders. The quarterly dividend remains unchanged at $1.03 per common share.

This year, the Bank released its inaugural Net-Zero Pathways Report, which includes sector-specific decarbonization baselines and targets. The Bank has made significant progress in achieving its climate-related financing target, having mobilized a total of $96 billion in climate-related finance, up from $58 billion last year. In 2022, the Bank released its inaugural ScotiaRISE Impact Report, which highlights the program’s first-year results, from the Bank’s $500 million, 10-year community investment commitment. Since the launch of ScotiaRISE, the Bank has partnered with more than 200 community organizations and invested more than $60 million in communities across Scotiabank’s footprint.

“I am exceedingly proud of what our team of 90,000 Scotiabankers has accomplished over the past 10 years. We have made strategic investments to refocus and strengthen our footprint and position the Bank for continued success over the long term. The Bank is stronger, more diverse, and more inclusive than it has ever been. Simply put, our Bank is a different bank today—one well-placed to deliver consistent long-term growth, and to cultivate our world-class culture, now and into the future,” continued Mr. Porter. “It has been the privilege of my life to serve as the CEO of this storied institution. At 190 years old, Scotiabank is older than the country of Canada itself and as we look ahead to 2023, I have every confidence that the Bank’s best days are yet to come.”

2	Scotiabank Fourth Quarter Press Release 2022

Financial Highlights

	As at and for the three months ended			As at and for the year ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Operating results ($ millions)
Net interest income	4,622	4,676	4,217	18,115	16,961
Non-interest income	3,004	3,123	3,470	13,301	14,291
Total revenue	7,626	7,799	7,687	31,416	31,252
Provision for credit losses	529	412	168	1,382	1,808
Non-interest expenses	4,529	4,191	4,271	17,102	16,618
Income tax expense	475	602	689	2,758	2,871
Net income	2,093	2,594	2,559	10,174	9,955
Net income attributable to common shareholders of the Bank	1,949	2,504	2,411	9,656	9,391

Operating performance
Basic earnings per share ($)	1.64	2.10	1.98	8.05	7.74
Diluted earnings per share ($)	1.63	2.09	1.97	8.02	7.70
Return on equity (%)(1)	11.9	15.3	14.8	14.8	14.7
Return on tangible common equity (%)(2)	15.0	19.2	18.7	18.6	18.7
Productivity ratio (%)(1)	59.4	53.7	55.6	54.4	53.2
Operating leverage (%)(1)				(2.4)	1.1
Net interest margin (%)(2)	2.18	2.22	2.17	2.20	2.23

Financial position information ($ millions)
Cash and deposits with financial institutions	65,895	67,715	86,323
Trading assets	113,154	118,605	146,312
Loans	744,987	713,378	636,986
Total assets	1,349,418	1,292,102	1,184,844
Deposits	916,181	879,582	797,259
Common equity	65,150	65,043	64,750
Preferred shares and other equity instruments	8,075	7,052	6,052
Assets under administration(1)	641,636	630,087	652,924
Assets under management(1)	311,099	319,612	345,762

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	11.5	11.4	12.3
Tier 1 capital ratio (%)(3)	13.2	13.0	13.9
Total capital ratio (%)(3)	15.3	15.0	15.9
Total loss absorbing capacity (TLAC) ratio (%)(4)	27.4	28.4	27.8
Leverage ratio (%)(5)	4.2	4.2	4.8
TLAC Leverage ratio (%)(4)	8.8	9.3	9.6
Risk-weighted assets ($ millions)(3)	462,448	452,800	416,105
Liquidity coverage ratio (LCR) (%)(6)	119	122	124
Net stable funding ratio (NSFR) (%)(7)	111	109	110

Credit quality
Net impaired loans ($ millions)	3,151	2,695	2,801
Allowance for credit losses ($ millions)(8)	5,499	5,295	5,731
Gross impaired loans as a % of loans and acceptances(1)	0.62	0.58	0.67
Net impaired loans as a % of loans and acceptances(1)	0.41	0.36	0.42
Provision for credit losses as a % of average net loans and acceptances(1)(9)	0.28	0.22	0.10	0.19	0.29
Provision for credit losses on impaired loans as a % of average net loans and acceptances(1)(9)	0.26	0.21	0.31	0.24	0.53
Net write-offs as a % of average net loans and acceptances(1)	0.24	0.21	0.34	0.24	0.54

Adjusted results(2)
Adjusted net income ($ millions)	2,615	2,611	2,716	10,749	10,169
Adjusted diluted earnings per share ($)	2.06	2.10	2.10	8.50	7.87
Adjusted return on equity (%)	15.0	15.4	15.6	15.6	15.0
Adjusted return on tangible common equity (%)	18.7	19.2	19.6	19.5	19.0
Adjusted productivity ratio (%)	53.7	53.4	52.8	52.8	52.2
Adjusted operating leverage (%)				(1.1)	1.5

Common share information
Closing share price ($) (TSX)	65.85	78.01	81.14
Shares outstanding (millions)
Average – Basic	1,192	1,195	1,215	1,199	1,214
Average – Diluted	1,199	1,203	1,224	1,208	1,225
End of period	1,191	1,193	1,215
Dividends paid per share ($)	1.03	1.03	0.90	4.06	3.60
Dividend yield (%)(1)	5.7	5.2	4.5	5.1	5.2
Market capitalization ($ millions) (TSX)	78,452	93,059	98,612
Book value per common share ($)(1)	54.68	54.52	53.28
Market value to book value multiple(1)	1.2	1.4	1.5
Price to earnings multiple (trailing 4 quarters)(1)	8.2	9.3	10.5

Other information
Employees (full-time equivalent)	90,979	90,978	89,488
Branches and offices	2,384	2,392	2,518

(1)

Refer to page 133 of the Management’s Discussion & Analysis in the Bank’s 2022 Annual Report, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 22.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2018).
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline - Total Loss Absorbing Capacity (September 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline - Leverage Requirements (November 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)

This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Net Stable Funding Ratio Disclosure Requirements (January 2021).

(8)	Includes allowance for credit losses on all financial assets - loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets—loans, acceptances, and off-balance sheet exposures.

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Impact of Foreign Currency Translation

	Average exchange rate			% Change
	October 31	July 31	October 31	October 31, 2022	October 31, 2022
For the three months ended	2022	2022	2021	vs. July 31, 2022	vs. October 31, 2021
U.S. Dollar/Canadian Dollar	0.752	0.778	0.796	(3.3)%	(5.6)%
Mexican Peso/Canadian Dollar	15.072	15.678	16.065	(3.9)%	(6.2)%
Peruvian Sol/Canadian Dollar	2.942	2.957	3.239	(0.5)%	(9.2)%
Colombian Peso/Canadian Dollar	3,381	3,200	3,043	5.7%	11.1%
Chilean Peso/Canadian Dollar	696.481	690.164	631.752	0.9%	10.2%

	Average exchange rate		% Change
	October 31	October 31	October 31, 2022
For the year ended	2022	2021	vs. October 31, 2021
U.S. Dollar/Canadian Dollar	0.777	0.795	(2.3)%
Mexican Peso/Canadian Dollar	15.799	16.035	(1.5)%
Peruvian Sol/Canadian Dollar	3.002	3.032	(1.0)%
Colombian Peso/Canadian Dollar	3,187	2,929	8.8%
Chilean Peso/Canadian Dollar	669.905	593.123	12.9%

	For the three months ended		For the year ended
	October 31, 2022	October 31, 2022	October 31, 2022
Impact on net income(1) ($ millions except EPS)	vs. October 31, 2021	vs. July 31, 2022	vs. October 31, 2021
Net interest income	$45	$36	$(158)
Non-interest income(2)	(38)	(46)	(109)
Non-interest expenses	(35)	(29)	92
Other items (net of tax)	10	10	72

Net income	$(18)	$(29)	$(103)

Earnings per share (diluted)	$(0.02)	$(0.02)	$(0.09)

Impact by business line ($ millions)
Canadian Banking	$2	$—	$3
International Banking(2)	4	(7)	(97)
Global Wealth Management	3	2	—
Global Banking and Markets	22	14	27
Other(2)	(49)	(38)	(36)

Net income	$(18)	$(29)	$(103)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Group Financial Performance

Net income

Q4 2022 vs Q4 2021

Net income was $2,093 million compared to $2,559 million, a decrease of 18%.

The impact on net income of adjusting items for the current quarter was $522 million after-tax ($603 million pre-tax) (refer to the Non- GAAP measures section starting on page 22 for a reconciliation). The Bank recorded a net loss of $340 million ($361 million pre-tax) in relation to the divesture of investments in associates in Venezuela and Thailand, and the wind-down of operations in India and Malaysia, mostly relating to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. The Bank recognized costs of $98 million ($133 million pre-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. The Bank recorded a restructuring charge of $66 million ($85 million pre-tax) primarily related to the strategic decision to realign the Global Banking and Markets business in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included reductions in Canadian and international technology employees, driven by ongoing technology modernization and digital transformation. Other adjusting items in the current quarter included amortization of acquisition-related intangible assets of $18 million ($24 million pre-tax). The impact of the adjustments on diluted earnings per share was $0.43 and on Basel III Common Equity Tier 1 (CET1) ratio was two basis points.

The adjustments in the prior year were $157 million after-tax ($213 million pre-tax) which included restructuring and other provisions of $139 million after-tax ($188 million pre-tax), and amortization of acquisition-related intangible assets of $18 million ($25 million pre-tax).

Adjusted net income was $2,615 million compared to $2,716 million, a decrease of 4%, due mainly to lower non-interest income, higher non-interest expenses and higher provision for credit losses, partly offset by higher net interest income and lower provision for income taxes.

Q4 2022 vs Q3 2022

Net income was $2,093 million compared to $2,594 million, a decrease of 19%.This quarter included adjusting items of $522 million compared to $17 million in the prior quarter [refer to the Non-GAAP measures section on page 22]. Adjusted net income was $2,615 million compared to $2,611 million, an increase of $4 million. The increase was due mainly to higher non-interest income and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

4	Scotiabank Fourth Quarter Press Release 2022

Total revenue

Q4 2022 vs Q4 2021

Revenues were $7,626 million compared to $7,687 million, a decrease of 1%, including adjusting items of $361 million this quarter. Adjusted revenues were $7,987 million compared to $7,687 million, an increase of 4%, due mainly to higher net interest income, partly offset by lower non-interest income.

Q4 2022 vs Q3 2022

Revenues were $7,626 million compared to $7,799 million, a decrease of 2%, including adjusting items of $361 million this quarter. Adjusted revenues were $7,987 million compared to $7,799 million, an increase of 2%, due mainly to higher non-interest income, partly offset by lower net interest income.

Net interest income

Q4 2022 vs Q4 2021

Net interest income was $4,622 million, an increase of $405 million or 10%, due primarily to strong asset growth across all business lines. Net interest margin was up 1 basis point to 2.18%, driven primarily by higher margins across all business lines, which benefited from central bank rate increases, partly offset by a lower contribution from asset/liability management activities related to higher funding costs and increased levels of high quality, lower-margin liquid assets.

Q4 2022 vs Q3 2022

Net interest income decreased $54 million or 1%. Loan growth across all business lines was more than offset by lower net interest margins.

Net interest margin of 2.18% was down 4 basis points driven by a lower contribution from asset/liability management activities related to higher funding costs, as well as a lower Canadian Banking margin, partly offset by a higher International Banking margin, as well as decreased levels of high quality, lower-margin liquid assets.

Non-interest income

Q4 2022 vs Q4 2021

Non-interest income was $3,004 million, down $466 million or 13% including adjusting items of $361 million this quarter (refer to Non- GAAP Measures starting on page 22). Adjusted non-interest income was down $105 million or 3%. The decrease was due mainly to lower wealth management revenues, unrealized losses on non-trading derivatives, and lower income from associated corporations. These were partly offset by higher banking revenues, other fees and commission revenues, and non-trading foreign exchange fees.

Q4 2022 vs Q3 2022

Non-interest income was down $119 million or 4% including adjusting items of $361 million this quarter (refer to Non-GAAP Measures starting on page 22). Adjusted non-interest income was up $242 million or 8%, due primarily to higher trading revenues, banking revenues, other fees and commission revenues, as well as underwriting and advisory fees, partly offset by lower wealth management revenues.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $529 million, compared to $168 million, an increase of $361 million. The provision for credit losses ratio increased 18 basis points to 28 basis points.

The provision for credit losses on performing loans was $35 million, compared to a net reversal of $343 million. The provision this period was driven by portfolio growth and the less favourable macroeconomic forecast, partly offset by improved credit quality expectations mainly in Canadian retail and improved credit quality in Global Banking and Markets. Higher provision reversals last year were due mainly to the more favourable credit and macroeconomic outlook as well as credit migration to impaired loans across most markets.

The provision for credit losses on impaired loans was $494 million, compared to $511 million, a decrease of $17 million or 3% due primarily to lower provisions in the International retail portfolio driven by lower formations partly offset by higher formations in the Canadian retail portfolio. The provision for credit losses ratio on impaired loans was 26 basis points, a decrease of five basis points.

Q4 2022 vs Q3 2022

The provision for credit losses was $529 million, compared to $412 million, an increase of $117 million or 28%. The provision for credit losses ratio increased six basis points to 28 basis points.

The provision for credit losses on performing loans was $35 million, compared to $23 million last quarter, driven by the less favourable macroeconomic forecast and portfolio growth, partly offset by improved credit quality expectations mainly in Canadian retail.

The provision for credit losses on impaired loans was $494 million, compared to $389 million, an increase of $105 million or 27%, due to higher corporate and commercial provisions and retail formations across markets.

The provision for credit losses ratio on impaired loans was 26 basis points, an increase of five basis points.

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Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses were $4,529 million, up $258 million or 6%, including adjusting items of $242 million versus $213 million in the prior year (refer to Non-GAAP Measures starting on page 22). Adjusted non-interest expenses were $4,287 million, up $229 million or 6%, driven by higher personnel costs, performance-based compensation, advertising and technology-related costs, business and capital taxes and the negative impact of foreign currency translation.

The productivity ratio was 59.4% compared to 55.6%. The adjusted productivity ratio was 53.7% compared to 52.8%.

Q4 2022 vs Q3 2022

Non-interest expenses were up $338 million or 8% including adjusting items of $242 million versus $24 million in the prior quarter (refer to Non-GAAP Measures starting on page 22). Adjusted non-interest expenses were up $120 million or 3%. The increase was due to higher professional fees, performance-based compensation, advertising and technology-related costs, and the negative impact of foreign currency translation. Partly offsetting were other employee benefits and share-based compensation expenses.

The productivity ratio was 59.4% compared to 53.7%. The adjusted productivity ratio was 53.7% compared to 53.4%.

Provision for income taxes

Q4 2022 vs Q4 2021

The effective tax rate was 18.5% compared to 21.2%. The adjusted effective tax rate was 17.6% compared to 21.5% due primarily to higher income from lower tax rate jurisdictions and higher tax-exempt income in the quarter.

Q4 2022 vs Q3 2022

The effective tax rate was 18.5% compared to 18.8% in the previous quarter. The adjusted effective tax rate was 17.6% compared to 18.8% in the previous quarter due primarily to higher tax-exempt income.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2022 was 11.5%, a decrease of approximately 80 basis points from the prior year as solid internal capital generation during the year was more than offset by strong organic growth in risk-weighted assets across all business lines, common share buybacks under the Bank’s Normal Course Issuer Bid, changes in the valuation of investment securities, and the Bank’s increased ownership in Scotiabank Chile.

The Bank’s Tier 1 capital ratio was 13.2% as at October 31, 2022, a decrease of approximately 70 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio, the phase-out impact of approximately $650 million of non-qualifying additional tier 1 instruments, and the Bank’s redemption of $500 million of NVCC preferred shares, partly offset by issuances of $1.5 billion and USD $750 million of Limited Recourse Capital Notes (LRCNs).

The Bank’s Total capital ratio was 15.3% as at October 31, 2022, a decrease of approximately 60 basis points from 2021, due primarily to the above noted impacts to the Tier 1 capital ratio, the redemption of $1.25 billion of NVCC subordinated debentures, amortization of approximately $325 million of NVCC Tier 2 instruments and the phase-out impact of approximately $250 million of non-qualifying subordinated debentures, partly offset by issuances of $1.75 billion and USD $1.25 billion of NVCC subordinated debentures.

The TLAC ratio was 27.4% as at October 31, 2022, a decrease of 40 basis points from the prior year, mainly from strong growth in risk-weighted assets during the year.

The Leverage ratio was 4.2%, a decrease of approximately 60 basis points from the prior year due primarily to OSFI’s discontinuance of the temporary exclusion of sovereign-issued securities from its leverage exposures measure, combined with strong growth in the Bank’s on and off-balance sheet assets.

The TLAC Leverage ratio was 8.8%, a decrease of approximately 80 basis points from 2021, due primarily to strong growth in the Bank’s on and off-balance sheet assets.

The Bank’s capital ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2022 for CET1, Tier 1 and Total Capital. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2022.

6	Scotiabank Fourth Quarter Press Release 2022

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$2,363	$2,361	$2,082	$9,001	$8,030
Non-interest income(2)	771	758	749	3,029	2,868

Total revenue	3,134	3,119	2,831	12,030	10,898
Provision for credit losses	163	93	(96)	209	333
Non-interest expenses	1,397	1,385	1,251	5,388	4,951
Income tax expense	404	428	438	1,670	1,459

Net income	$1,170	$1,213	$1,238	$4,763	$4,155

Net income attributable to equity holders of the Bank	$1,170	$1,213	$1,238	$4,763	$4,155

Other measures
Return on equity(3)	24.7%	26.1%	29.4%	26.3%	25.2%
Net interest margin(3)	2.26%	2.29%	2.20%	2.24%	2.23%
Average assets ($ billions)	$446	$437	$398	$430	$381
Average liabilities ($ billions)	$347	$337	$318	$332	$313

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2022 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2022 - $23 (July 31, 2022 - $15; October 31, 2021 - $18) and for the year ended October 31, 2022 - $64 (October 31, 2021 - $87).

(3)	Refer to Non-GAAP measures starting on page 22.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Adjusted Results(1)
Net interest income	$2,363	$2,361	$2,082	$9,001	$8,030
Non-interest income	771	758	749	3,029	2,868

Total revenue	3,134	3,119	2,831	12,030	10,898
Provision for credit losses	163	93	(96)	209	333
Non-interest expenses(2)	1,391	1,380	1,245	5,366	4,929
Income tax expense	406	429	440	1,676	1,465

Net income	$1,174	$1,217	$1,242	$4,779	$4,171

(1)	Refer to Non-GAAP Measures starting on page 22 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2022 – $6 (July 31, 2022 – $5; October 31, 2021 – $6) and for the year ended October 31, 2022 – $22 (October 31, 2021 – $22).

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was $1,170 million, compared to $1,238 million. Adjusted net income attributable to equity holders was $1,174 million, a decrease of $68 million or 5%. The decline was due primarily to higher provision for credit losses.

Q4 2022 vs Q3 2022

Net income attributable to equity holders declined $43 million or 4%. The decline was due primarily to higher provision for credit losses.

Total revenue

Q4 2022 vs Q4 2021

Revenues were $3,134 million, up $303 million or 11%, due to higher net interest income and non-interest income.

Q4 2022 vs Q3 2022

Revenues increased $15 million due primarily to higher non-interest income.

Net interest income

Q4 2022 vs Q4 2021

Net interest income of $2,363 million increased $281 million or 13%, due primarily to strong loan and deposit growth, as well as margin expansion. The net interest margin increased six basis points to 2.26%, due primarily to higher deposit spreads and the impact of the Bank of Canada rate increases, partly offset by lower loan spreads.

Q4 2022 vs Q3 2022

Net interest income was in line with prior quarter. Strong loan and deposit growth were offset by margin compression. The net interest margin decreased three basis points to 2.26%, due primarily to lower mortgage prepayment fees and lower spreads on variable rate mortgages, partly offset by higher deposit spreads.

Scotiabank Fourth Quarter Press Release 2022	7

Non-interest income

Q4 2022 vs Q4 2021

Non-interest income of $771 million increased $22 million or 3%. The increase was due primarily to higher banking revenue and foreign exchange fees, partly offset by lower mutual fund distribution fees.

Q4 2022 vs Q3 2022

Non-interest income increased $13 million or 2%. The increase was due primarily to higher banking revenue and income from associated corporations.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $163 million, compared to a net reversal of $96 million. The provision for credit losses ratio increased 25 basis points to 15 basis points.

Provision for credit losses on performing loans was $10 million, compared to a net reversal of $195 million. The provision this period was driven primarily by the less favourable macroeconomic forecast and portfolio growth partly offset by improved retail portfolio credit quality.

Provision for credit losses on impaired loans was $153 million, compared to $99 million, an increase of $54 million due primarily to higher retail provisions driven by higher formations. The provision for credit losses ratio on impaired loans was 14 basis points, an increase of four basis points.

Q4 2022 vs Q3 2022

The provision for credit losses was $163 million, compared to $93 million, an increase of $70 million. The provision for credit losses ratio increased six basis points to 15 basis points.

Provision for credit losses on performing loans was $10 million, compared to a net reversal of $50 million last quarter. The provision this period was driven primarily by the less favourable macroeconomic forecast and portfolio growth, partly offset by improved retail portfolio credit quality expectations.

Provision for credit losses on impaired loans was $153 million, compared to $143 million, an increase of $10 million or 7% due primarily to higher commercial provisions driven by higher formations, partly offset by lower retail provisions. The provision for credit losses ratio on impaired loans was 14 basis points, an increase of one basis point.

Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses were $1,397 million, up $146 million or 12%, due primarily to higher technology and personnel costs to support business growth.

Q4 2022 vs Q3 2022

Non-interest expenses were up $12 million or 1%, due primarily to higher technology costs to support business growth.

Provision for income taxes

The effective tax rate was 25.7% for the quarter, compared to 26.2% in the prior year and 26.1% in the prior quarter.

Average assets

Q4 2022 vs Q4 2021

Average assets increased $48 billion or 12% to $446 billion. The growth included $27 billion or 11% in residential mortgages, $16 billion or 25% in business loans and acceptances, $3 billion or 4% in personal loans, and $1 billion or 11% in credit card loans.

Q4 2022 vs Q3 2022

Average assets increased $9 billion or 2%. The growth included $4 billion or 1% in residential mortgages, $3 billion or 4% in business loans and acceptances, and $1 billion or 1% in personal loans.

Average liabilities

Q4 2022 vs Q4 2021

Average liabilities increased $29 billion or 9% to $347 billion. The growth included $15 billion or 8% in personal deposits and $6 billion or 6% in non-personal deposits.

Q4 2022 vs Q3 2022

Average liabilities increased $10 billion or 3%. The growth included $8 billion or 4% in personal deposits and $1 billion or 1% in non-personal deposits.

8	Scotiabank Fourth Quarter Press Release 2022

International Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$1,806	$1,759	$1,589	$6,900	$6,625
Non-interest income(2)	698	660	728	2,827	2,993

Total revenue	2,504	2,419	2,317	9,727	9,618
Provision for credit losses	355	325	314	1,230	1,574
Non-interest expenses	1,364	1,295	1,259	5,212	5,254
Income tax expense	106	122	137	618	635

Net income	$679	$677	$607	$2,667	$2,155

Net income attributable to non-controlling interests in subsidiaries	36	52	79	249	332
Net income attributable to equity holders of the Bank	$643	$625	$528	$2,418	$1,823

Other measures
Return on equity(3)	13.1%	13.0%	12.0%	12.9%	10.4%
Net interest margin(3)(4)	4.08%	3.95%	3.78%	3.96%	3.95%
Average assets ($ billions)	$217	$209	$192	$207	$194
Average liabilities ($ billions)	$160	$155	$146	$152	$149

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2022 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2022 - $51 (July 31, 2022 - $54; October 31, 2021 - $52) and for the year ended October 31, 2022 - $250 (October 31, 2021 - $206).

(3)	Refer to Non-GAAP Measures starting on page 22.
(4)	Prior period has been restated to reflect the deduction of non-interest bearing deposits with financial institutions, to align with the Bank’s definition.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Adjusted Results(1)
Net interest income	$1,806	$1,759	$1,589	$6,900	$6,625

Non-interest income	698	660	728	2,827	2,993
Total revenue	2,504	2,419	2,317	9,727	9,618

Provision for credit losses	355	325	314	1,230	1,574
Non-interest expenses(2)	1,355	1,285	1,249	5,173	5,209
Income tax expense	108	126	140	629	648

Net income	$686	$683	$614	$2,695	$2,187

Net income attributable to non-controlling interests in subsidiaries	36	52	79	249	332
Net income attributable to equity holders of the Bank	$650	$631	$535	$2,446	$1,855

(1)	Refer to Non-GAAP Measures starting on page 22 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2022 – $9 (July 31, 2022 – $10; October 31, 2021 – $10) and for the year ended October 31, 2022 – $39 (October 31, 2021 – $45).

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was $643 million, compared to $528 million, up $115 million or 22%. Adjusted net income attributable to equity holders was $650 million, an increase of $115 million or 21%. This increase was driven by higher net interest income and lower provision for income taxes, partly offset by higher non-interest expenses, higher provision for credit losses and lower non-interest income.

Q4 2022 vs Q3 2022

Net income attributable to equity holders increased by $18 million or 3% from $625 million. Adjusted net income attributable to equity holders increased by $19 million or 3%, compared to $631 million last quarter. This increase was driven by higher net interest income, and non-interest income and lower provision for income taxes, partly offset by higher non-interest expenses and higher provision for credit losses.

Scotiabank Fourth Quarter Press Release 2022	9

Financial Performance on a Constant Dollar Basis

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure (refer to Non-GAAP Measures starting on page 22). Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the “Impact of foreign currency translation” table on page 4. Ratios are on a reported basis.

The discussion below on the results of operations is on a constant dollar basis.

Reported results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Net interest income	$1,806	$1,786	$1,622	$6,900	$6,478
Non-interest income	698	640	700	2,827	2,874
Total revenue	2,504	2,426	2,322	9,727	9,352
Provision for credit losses	355	328	323	1,230	1,534
Non-interest expenses	1,364	1,311	1,278	5,212	5,149
Income tax expense	106	114	130	618	605

Net income	$679	$673	$591	$2,667	$2,064

Net income attributable to non-controlling interests in subsidiaries	36	52	76	249	308
Net income attributable to equity holders of the Bank	$643	$621	$515	$2,418	$1,756

Other Measures
Average assets ($ billions)	$217	$213	$195	$207	$190
Average liabilities ($ billions)	$160	$158	$147	$152	$144

Adjusted results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Net interest income	$1,806	$1,786	$1,622	$6,900	$6,478
Non-interest income	698	640	700	2,827	2,874

Total revenue	2,504	2,426	2,322	9,727	9,352
Provision for credit losses	355	328	323	1,230	1,534
Non-interest expenses	1,355	1,302	1,268	5,173	5,107
Income tax expense	108	117	134	629	616

Net income	$686	$679	$597	$2,695	$2,095

Net income attributable to non-controlling interests in subsidiaries	36	51	76	249	309
Net income attributable to equity holders of the Bank	$650	$628	$521	$2,446	$1,786

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was $643 million, compared to $515 million. Adjusted net income attributable to equity holders was $650 million, an increase of $129 million or 22%. This increase was driven by higher net interest income and lower provision for income taxes, partly offset by higher non-interest expenses, and higher provision for credit losses.

Q4 2022 vs Q3 2022

Net income attributable to equity holders increased by $22 million or 4% from $621 million. Adjusted net income attributable to equity holders increased by $22 million or 4%, compared to $628 million last quarter. This increase was driven by higher non-interest income, net interest income, and lower provision for income taxes. This was partly offset by higher non-interest expenses and higher provision for credit losses.

Total revenue

Q4 2022 vs Q4 2021

Revenues were $2,504 million, an increase of $182 million or 8%, driven by higher net interest income.

Q4 2022 vs Q3 2022

Revenues increased by $78 million, or 3%, driven by higher non-interest income and net interest income.

10	Scotiabank Fourth Quarter Press Release 2022

Net interest income

Q4 2022 vs Q4 2021

Net interest income of $1,806 million was up 11%, driven by growth in commercial loans and residential mortgages, as well as margin expansion. Net interest margin increased by 30 basis points to 4.08%, due mainly to higher central bank rates, and inflationary adjustments, partly offset by higher funding costs and changes in deposits mix.

Q4 2022 vs Q3 2022

Net interest income increased by $20 million, or 1%, driven by growth in commercial loans and residential mortgages, and margin expansion. Net interest margin increased by 13 basis points to 4.08%.

Non-interest income

Q4 2022 vs Q4 2021

Non-interest income was $698 million, in line with previous year, with net fees and commissions growing 6%. This was offset by lower capital market revenues and gains on investment securities compared to last year.

Q4 2022 vs Q3 2022

Non-interest income increased by $58 million or 9%, driven by net fees and commissions and capital markets revenues.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $355 million, compared to $323 million, an increase of $32 million or 10%. The provision for credit losses ratio decreased two basis points to 89 basis points.

Provision for credit losses on performing loans was $35 million, compared to a net reversal of $97 million. The increase this period related to higher retail and commercial provisions, due mainly to the less favourable macroeconomic forecast, as well as growth in the retail portfolio.

Provision for credit losses on impaired loans was $320 million compared to $420 million, a decrease of $100 million or 24%. This was due mainly to lower retail provisions driven by lower formations primarily in Peru and Colombia. The provision for credit losses ratio on impaired loans was 81 basis points, a decrease of 37 basis points.

Q4 2022 vs Q3 2022

The provision for credit losses was $355 million, compared to $328 million, an increase of $27 million or 8%. The provision for credit losses ratio increased five basis points to 89 basis points.

Provision for credit losses on performing loans was $35 million, compared to $62 million last quarter, a decrease of $27 million due primarily to lower retail provisions as prior period included a higher impact of the unfavourable macroeconomic forecast.

Provision for credit losses on impaired loans was $320 million compared to $266 million, an increase of $54 million or 21% due primarily to higher retail provisions driven by higher formations across markets. The provision for credit losses ratio on impaired loans increased 13 basis points to 81 basis points.

Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses were $1,364 million, up 7%. Adjusted non-interest expenses were $1,355 million, up 7%, driven by business growth and inflationary impacts, partly offset by the benefit of efficiency initiatives.

Q4 2022 vs Q3 2022

Non-interest expenses were $1,364 million compared to $1,311 million, an increase of 4%. Adjusted non-interest expenses increased by $53 million or 4% from $1,302 million last quarter, driven by business growth, inflationary impacts, partly offset by the benefit of efficiency initiatives.

Provision for income taxes

Q4 2022 vs Q4 2021

The effective tax rate was 13.5%, compared to 18.4%. On an adjusted basis, the effective tax rate was 13.6% compared to 18.6%, primarily due to higher inflationary adjustments in Mexico and Chile, and changes in the earnings mix.

Q4 2022 vs Q3 2022

The effective tax rate was 13.5%, compared to 15.4%. On an adjusted basis, the effective tax rate was 13.6% compared to 15.5% due primarily to a prior period tax recovery and higher inflationary adjustments in Mexico and Chile.

Average assets

Q4 2022 vs Q4 2021

Average assets were $217 billion, an increase of $22 billion. Total loan growth of 12% was driven by a 16% increase in residential mortgages, a 12% increase in commercial loans, and a 9% increase in personal loans and credit card balances.

Scotiabank Fourth Quarter Press Release 2022	11

Q4 2022 vs Q3 2022

Average assets increased by $4 billion. Loans grew by 2%, driven by a 4% increase in residential mortgages, a 2% increase in commercial loans and a 2% increase in personal loans and credit card balances.

Average liabilities

Q4 2022 vs Q4 2021

Average liabilities of $160 billion were up $13 billion. Total deposits increased 8%, driven by a 12% increase in non-personal deposits and a 1% increase in personal deposits.

Q4 2022 vs Q3 2022

Average liabilities were up $2 billion. Total deposits increased by 2%, driven by a 2% increase in non-personal deposits and a 1% increase in personal deposits.

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$206	$200	$161	$764	$628
Non-interest income	1,083	1,112	1,186	4,617	4,752

Total revenue	1,289	1,312	1,347	5,381	5,380
Provision for credit losses	1	5	1	6	2
Non-interest expenses	798	796	824	3,259	3,255
Income tax expense	127	133	135	551	549

Net income	$363	$378	$387	$1,565	$1,574

Net income attributable to non-controlling interests in subsidiaries	2	2	2	9	9
Net income attributable to equity holders of the Bank	$361	$376	$385	$1,556	$1,565

Other measures
Return on equity(2)	14.8%	15.5%	16.3%	16.2%	16.7%
Assets under administration ($ billions)	$580	$581	$597	$580	$597
Assets under management ($ billions)	$311	$320	$346	$311	$346

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2022 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 22.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Adjusted Results(1)
Net interest income	$206	$200	$161	$764	$628
Non-interest income	1,083	1,112	1,186	4,617	4,752

Total revenue	1,289	1,312	1,347	5,381	5,380
Provision for credit losses	1	5	1	6	2
Non-interest expenses(2)	789	787	815	3,223	3,219
Income tax expense	129	135	137	560	558

Net income	$370	$385	$394	$1,592	$1,601

Net income attributable to non-controlling interests in subsidiaries	2	2	2	9	9
Net income attributable to equity holders of the Bank	$368	$383	$392	$1,583	$1,592

(1)	Refer to Non-GAAP Measures starting on page 22 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2022 – $9 (July 31, 2022 – $9; October 31, 2021 – $9) and for the year ended October 31, 2022 – $36 (October 31, 2021 – $36).

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was $361 million, a decrease of $24 million or 6%, due primarily to lower fee income, partly offset by higher net interest income and lower volume-related expenses.

Q4 2022 vs Q3 2022

Net income attributable to equity holders decreased $15 million or 4%, from lower fee income, partly offset by higher net interest income.

12	Scotiabank Fourth Quarter Press Release 2022

Total revenue

Q4 2022 vs Q4 2021

Revenues were $1,289 million, down $58 million or 4% due primarily to lower fee income driven by lower AUM and trading volumes, partly offset by higher net interest income driven by strong loan growth and improved margins.

Q4 2022 vs Q3 2022

Revenues were down $23 million or 2% due primarily to lower fee income driven by lower AUM reflecting current market conditions.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $1 million, unchanged from last year.

Q4 2022 vs Q3 2022

The provision for credit losses was $1 million, a decrease of $4 million. The provision for credit losses ratio was two basis points.

Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses of $798 million were down $26 million or 3%, driven largely by lower volume-related expenses.

Q4 2022 vs Q3 2022

Non-interest expenses were in line with last quarter as lower volume-related expenses were largely offset by technology costs to support business initiatives.

Provision for income taxes

The effective tax rate was 25.8% compared to 25.9% in the prior year and 26.1% in the prior quarter.

Assets under management (AUM) and assets under administration (AUA)

Q4 2022 vs Q4 2021

Assets under management of $311 billion decreased $35 billion or 10% driven by market depreciation. Assets under administration of $580 billion decreased $17 billion or 3% due primarily to market depreciation, partly offset by higher net sales.

Q4 2022 vs Q3 2022

Assets under management decreased $9 billion or 3%, and assets under administration decreased by $1 billion, due primarily to market depreciation.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$492	$405	$365	$1,630	$1,436
Non-interest income	862	747	812	3,542	3,587

Total revenue	1,354	1,152	1,177	5,172	5,023
Provision for credit losses	11	(15)	(50)	(66)	(100)
Non-interest expenses	696	655	591	2,674	2,458
Income tax expense	163	134	134	653	590

Net income	$484	$378	$502	$1,911	$2,075

Net income attributable to equity holders of the Bank	$484	$378	$502	$1,911	$2,075

Other measures
Return on equity(2)	13.4%	11.1%	15.5%	14.3%	16.5%
Average assets ($ billions)	$461	$443	$409	$445	$401
Average liabilities ($ billions)	$430	$419	$382	$414	$385

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2022 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 22.

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was $484 million, a decrease of $18 million or 4%, due mainly to higher non-interest expenses and higher provision for credit losses, partly offset by higher net interest income, non-interest income, and the positive impact of foreign currency translation.

Scotiabank Fourth Quarter Press Release 2022	13

Q4 2022 vs Q3 2022

Net income attributable to equity holders increased by $106 million or 28%. This was due to higher net interest income, non-interest income, and the positive impact of foreign currency translation, partly offset by higher non-interest expenses and provision for credit losses.

Total revenue

Q4 2022 vs Q4 2021

Revenues were $1,354 million, an increase of $177 million or 15% due to higher net interest income, non-interest income and the positive impact of foreign currency translation.

Q4 2022 vs Q3 2022

Revenues increased by $202 million or 18% due to higher non-interest income, net interest income, and the positive impact of foreign currency translation.

Net interest income

Q4 2022 vs Q4 2021

Net interest income was $492 million, an increase of $127 million or 35% due to higher deposit and lending volumes, increased deposit margins, and the positive impact of foreign currency translation, partly offset by higher trading-related funding costs.

Q4 2022 vs Q3 2022

Net interest income increased by $87 million or 21% due mainly to increased lending margins, higher deposit and lending volumes, and the positive impact of foreign currency translation.

Non-interest income

Q4 2022 vs Q4 2021

Non-interest income was $862 million, an increase of $50 million or 6% due to higher banking revenues and the positive impact of foreign currency translation, partly offset by lower trading revenues, mainly in the Equities business, and underwriting and advisory fees.

Q4 2022 vs Q3 2022

Non-interest income increased by $115 million or 15%, due mainly to higher banking revenues, underwriting and advisory fees, the positive impact of foreign currency translation, partly offset by lower trading revenues mainly in the Equities business.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $11 million, compared to a net reversal of $50 million. The provision for credit losses ratio was three basis points, an increase of 21 basis points.

Provision for credit losses on performing loans was a net reversal of $11 million compared to a net reversal of $52 million. The reversal this period was due primarily to improved portfolio credit quality partly offset by portfolio growth and less favourable macroeconomic forecast.

Provision for credit losses on impaired loans was $22 million compared to $2 million, an increase of $20 million due primarily to higher provisions driven by higher formations in this period. The provision for credit losses ratio on impaired loans was six basis points, an increase of five basis points.

Q4 2022 vs Q3 2022

The provision for credit losses was $11 million, compared to a net reversal of $15 million last quarter. The provision for credit losses ratio was three basis points, an increase of eight basis points.

Provision for credit losses on performing loans was a net reversal of $11 million compared to $3 million last quarter. The reversal this period was due primarily to continued strong portfolio credit quality partly offset by portfolio growth and less favourable macroeconomic forecast.

Provision for credit losses on impaired loans was $22 million, an increase of $40 million due primarily to higher provisions driven by higher formations. The provision for credit losses ratio on impaired loans was six basis points, an increase of 12 basis points.

Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses of $696 million, were up $105 million or 18%, due mainly to increases in personnel costs, and technology costs to support business development, and the negative impact of foreign currency translation.

Q4 2022 vs Q3 2022

Non-interest expenses increased $41 million or 6% due mainly to higher personnel costs and the negative impact of foreign currency translation.

14	Scotiabank Fourth Quarter Press Release 2022

Provision for income taxes

Q4 2022 vs Q4 2021

The effective tax rate for the quarter was 25.2% compared to 21.0% in the prior year. The changes were due mainly to prior year recoveries and the change in earnings mix across jurisdictions.

Q4 2022 vs Q3 2022

The effective tax rate for the quarter was 25.2% compared to 26.1%.

Average assets

Q4 2022 vs Q4 2021

Average assets were $461 billion, an increase of $52 billion or 13% due mainly to increases in loans and securities purchased under resale agreements, and the impact of foreign currency translation, partly offset by lower trading securities. Loan balances increased 31% or $29 billion, reflecting growth in most regions, with the largest contribution from the U.S.

Q4 2022 vs Q3 2022

Average assets increased $18 billion or 4% due mainly to increases in loans, securities purchased under resale agreements and the impact of foreign currency translation. Loan balances increased 10% or $11 billion, primarily in the U.S. and Canada.

Average liabilities

Q4 2022 vs Q4 2021

Average liabilities were $430 billion, an increase of $48 billion or 13% due mainly to increases in deposits of $20 billion, securities sold under repurchase agreements, derivative-related liabilities, and the impact of foreign currency translation.

Q4 2022 vs Q3 2022

Average liabilities increased $11 billion or 3% due mainly to increases in deposits and the impact of foreign currency translation.

Other

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$(245)	$(49)	$20	$(180)	$242
Non-interest income	(410)	(154)	(5)	(714)	91

Total revenue	(655)	(203)	15	(894)	333
Provision for credit losses	(1)	4	(1)	3	(1)
Non-interest expenses	274	60	346	569	700
Income tax expense	(325)	(215)	(155)	(734)	(362)

Net income (loss)	$(603)	$(52)	$(175)	$(732)	$(4)

Net income (loss) attributable to non-controlling interests in subsidiaries	—	—	(11)	—	(10)
Net income (loss) attributable to equity holders of the Bank	$(603)	$(52)	$(164)	$(732)	$6

Other measures
Average assets ($ billions)	$175	$173	$144	$167	$152
Average liabilities ($ billions)	$278	$263	$206	$263	$193

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2022 Annual Report to Shareholders.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Adjusted Results(1)
Net interest income	$(245)	$(49)	$20	$(180)	$242
Non-interest income(2)	(49)	(154)	(5)	(353)	91

Total revenue	(294)	(203)	15	(533)	333
Provision for credit losses	(1)	4	(1)	3	(1)
Non-interest expenses(3)	56	60	158	351	512
Income tax expense	(250)	(215)	(106)	(659)	(313)

Net income (loss)	$(99)	$(52)	$(36)	$(228)	$135

Net income (loss) attributable to non-controlling interests in subsidiaries	1	—	(1)	1	—
Net income (loss) attributable to equity holders of the Bank	$(100)	$(52)	$(35)	$(229)	$135

(1)	Refer to Non-GAAP Measures starting on page 22 for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for net loss on divestitures and wind-down of operations of $361 in Q4 2022 (October 31, 2021 – nil).
(3)	Includes adjustment for restructuring and other provisions of $85 and support costs for Scene+ loyalty program of $133 in Q4 2022. Restructuring and other provisions of $188 in Q4 2021.

Scotiabank Fourth Quarter Press Release 2022	15

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line.

Net income

Q4 2022 vs Q4 2021

Net income attributable to equity holders was a net loss of $603 million, which includes adjusting items of $503 million compared to a net loss of $164 million. This quarter’s results include adjusting items of $503 million (refer to Non-GAAP Measures starting on page 22 for details). Adjusted net income attributable to equity holders was a net loss of $100 million compared to a net loss of $35 million. The decrease of $65 million was due mainly to a higher funding costs resulting from higher interest rates and asset/liability management activities, partly offset by lower income taxes and lower non-interest expenses.

Q4 2022 vs Q3 2022

Net income attributable to equity holders decreased $551 million from the prior quarter. On an adjusted basis, net income attributable to equity holders decreased $48 million due mainly to higher funding costs resulting from higher interest rates and asset/liability management activities, partly offset by higher investment gains and lower income taxes.

16	Scotiabank Fourth Quarter Press Release 2022

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2022	2022	2021
Assets
Cash and deposits with financial institutions	$65,895	$67,715	$86,323
Precious metals	543	837	755
Trading assets
Securities	103,547	108,538	137,148
Loans	7,811	8,295	8,113
Other	1,796	1,772	1,051

	113,154	118,605	146,312
Securities purchased under resale agreements and securities borrowed	175,313	155,217	127,739
Derivative financial instruments	55,699	47,139	42,302
Investment securities	110,008	108,222	75,199
Loans
Residential mortgages	349,279	343,965	319,678
Personal loans	99,431	96,561	91,540
Credit cards	14,518	13,871	12,450
Business and government	287,107	264,128	218,944

	750,335	718,525	642,612
Allowance for credit losses	5,348	5,147	5,626

	744,987	713,378	636,986
Other
Customers’ liability under acceptances, net of allowance	19,494	19,817	20,404
Property and equipment	5,700	5,529	5,621
Investments in associates	2,633	2,733	2,604
Goodwill and other intangible assets	16,833	16,580	16,604
Deferred tax assets	1,903	905	2,051
Other assets	37,256	35,425	21,944

	83,819	80,989	69,228

Total assets	$1,349,418	$1,292,102	$1,184,844

Liabilities
Deposits
Personal	$265,892	$259,503	$243,551
Business and government	597,617	566,966	511,348
Financial institutions	52,672	53,113	42,360

	916,181	879,582	797,259
Financial instruments designated at fair value through profit or loss	22,421	22,876	22,493
Other
Acceptances	19,525	19,844	20,441
Obligations related to securities sold short	40,449	44,220	40,954
Derivative financial instruments	65,900	56,880	42,203
Obligations related to securities sold under repurchase agreements and securities lent	139,025	128,145	123,469
Subordinated debentures	8,469	8,413	6,334
Other liabilities	62,699	58,557	58,799

	336,067	316,059	292,200

Total liabilities	1,274,669	1,218,517	1,111,952

Equity
Common equity
Common shares	18,707	18,728	18,507
Retained earnings	53,761	53,151	51,354
Accumulated other comprehensive income (loss)	(7,166)	(6,684)	(5,333)
Other reserves	(152)	(152)	222

Total common equity	65,150	65,043	64,750
Preferred shares and other equity instruments	8,075	7,052	6,052

Total equity attributable to equity holders of the Bank	73,225	72,095	70,802
Non-controlling interests in subsidiaries	1,524	1,490	2,090

Total equity	74,749	73,585	72,892

Total liabilities and equity	$1,349,418	$1,292,102	$1,184,844

Scotiabank Fourth Quarter Press Release 2022	17

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Revenue
Interest income(1)
Loans	$9,271	$7,707	$5,751	$29,390	$23,159
Securities	1,217	802	343	2,877	1,467
Securities purchased under resale agreements and securities borrowed	209	132	45	459	178
Deposits with financial institutions	421	244	47	832	182

	11,118	8,885	6,186	33,558	24,986

Interest expense
Deposits	5,722	3,475	1,513	12,794	6,465
Subordinated debentures	93	77	46	270	180
Other	681	657	410	2,379	1,380

	6,496	4,209	1,969	15,443	8,025

Net interest income	4,622	4,676	4,217	18,115	16,961

Non-interest income
Card revenues	195	187	187	779	749
Banking services fees	456	447	414	1,770	1,598
Credit fees	451	398	368	1,647	1,485
Mutual funds	528	538	605	2,269	2,394
Brokerage fees	264	276	265	1,125	1,039
Investment management and trust	242	247	251	999	994
Underwriting and advisory fees	136	98	144	543	724
Non-trading foreign exchange	228	209	179	878	787
Trading revenues	418	311	409	1,791	2,033
Net gain on sale of investment securities	71	-	83	74	419
Net income from investments in associated corporations	49	44	96	268	339
Insurance underwriting income, net of claims	114	113	102	433	398
Other fees and commissions	206	143	153	650	677
Other	(354)	112	214	75	655

	3,004	3,123	3,470	13,301	14,291

Total revenue	7,626	7,799	7,687	31,416	31,252
Provision for credit losses	529	412	168	1,382	1,808

	7,097	7,387	7,519	30,034	29,444

Non-interest expenses
Salaries and employee benefits	2,187	2,194	2,054	8,836	8,541
Premises and technology	636	612	598	2,424	2,351
Depreciation and amortization	394	381	383	1,531	1,511
Communications	90	88	93	361	369
Advertising and business development	140	123	126	480	404
Professional	239	200	242	826	789
Business and capital taxes	134	135	120	541	511
Other	709	458	655	2,103	2,142

	4,529	4,191	4,271	17,102	16,618

Income before taxes	2,568	3,196	3,248	12,932	12,826
Income tax expense	475	602	689	2,758	2,871

Net income	$2,093	$2,594	$2,559	$10,174	$9,955

Net income attributable to non-controlling interests in subsidiaries	38	54	70	258	331

Net income attributable to equity holders of the Bank	$2,055	$2,540	$2,489	$9,916	$9,624
Preferred shareholders and other equity instrument holders	106	36	78	260	233
Common shareholders	$1,949	$2,504	$2,411	$9,656	$9,391

Earnings per common share (in dollars)
Basic	$1.64	$2.10	$1.98	$8.05	$7.74
Diluted	1.63	2.09	1.97	8.02	7.70
Dividends paid per common share (in dollars)	1.03	1.03	0.90	4.06	3.60

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $10,703 for the three months ended October 31, 2022 (July 31, 2022 - $8,624; October 31, 2021 - $6,080) and for the year ended October 31, 2022 - $32,573 (October 31, 2021 - $24,547).

18	Scotiabank Fourth Quarter Press Release 2022

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Net income	$2,093	$2,594	$2,559	$10,174	$9,955
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	3,106	(977)	(1,059)	3,703	(4,515)
Net gains (losses) on hedges of net investments in foreign operations	(1,140)	234	232	(1,655)	1,307
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	27	(7)	(9)	28	(31)
Net gains (losses) on hedges of net investments in foreign operations	(299)	62	61	(434)	343

	2,238	(798)	(879)	2,454	(3,520)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(2,460)	242	(647)	(4,333)	(1,341)
Reclassification of net (gains) losses to net income	1,767	(321)	294	2,717	522
Income tax expense (benefit):
Net gains (losses) in fair value	(619)	56	(189)	(1,108)	(346)
Reclassification of net (gains) losses to net income	458	(109)	75	704	127

	(532)	(26)	(239)	(1,212)	(600)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,669)	(1,700)	(1,754)	(10,037)	(1,267)
Reclassification of net (gains) losses to net income	(937)	1,620	830	3,880	176
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(444)	(482)	(518)	(2,709)	(471)
Reclassification of net (gains) losses to net income	(233)	452	272	1,089	186

	(1,929)	(50)	(678)	(4,537)	(806)

Other comprehensive income (loss) from investments in associates	(382)	17	6	(344)	37

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(17)	(231)	398	955	1,815
Income tax expense (benefit)	(1)	(70)	106	277	480

	(16)	(161)	292	678	1,335
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(160)	(175)	96	(106)	532
Income tax expense (benefit)	(46)	(45)	25	(32)	124

	(114)	(130)	71	(74)	408
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities
designated under the fair value option	373	567	(24)	1,958	(270)
Income tax expense (benefit)	98	149	(7)	514	(71)

	275	418	(17)	1,444	(199)

Other comprehensive income (loss) from investments in associates	—	—	—	2	5

Other comprehensive income (loss)	(460)	(730)	(1,444)	(1,589)	(3,340)

Comprehensive income (loss)	$1,633	$1,864	$1,115	$8,585	$6,615

Comprehensive income (loss) attributable to non-controlling interests	60	(32)	(27)	233	125

Comprehensive income (loss) attributable to equity holders of the Bank	$1,573	$1,896	$1,142	$8,352	$6,490
Preferred shareholders and other equity instrument holders	106	36	78	260	233
Common shareholders	$1,467	$1,860	$1,064	$8,092	$6,257

Scotiabank Fourth Quarter Press Release 2022	19

Consolidated Statement of Changes in Equity

		Accumulated other comprehensive income (loss)
(unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	—	9,656	—	—	—	—	—	—		9,656	260	9,916	258		10,174
Other comprehensive income (loss)	—	—	2,411	(1,212)	(35)	(4,523)	1,795	—		(1,564)	—	(1,564)	(25)		(1,589)

Total comprehensive income	$—	$9,656	$2,411	$(1,212)	$(35)	$(4,523)	$1,795	$—		$8,092	$260	$8,352	$233		$8,585
Shares/instruments issued	706	—	—	—	—	—	—	(18)		688	2,523	3,211	—		3,211
Shares repurchased/redeemed	(506)	(2,367)	—	—	—	—	—	—		(2,873)	(500)	(3,373)	—		(3,373)
Dividends and distributions paid to equity holders	—	(4,858)	—	—	—	—	—	—		(4,858)	(260)	(5,118)	(115)		(5,233)
Share-based payments(3)	—	—	—	—	—	—	—	10		10	—	10	—		10
Other	—	(24)	(180)	—	(40)	(49)	—	(366	)(4)	(659)	—	(659)	(684	)(4)	(1,343)

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	—	9,391	—	—	—	—	—	—		9,391	233	9,624	331		9,955
Other comprehensive income (loss)	—	—	(3,322)	(600)	460	(844)	1,172	—		(3,134)	—	(3,134)	(206)		(3,340)
Total comprehensive income	$—	$9,391	$(3,322)	$(600)	$460	$(844)	$1,172	$—		$6,257	$233	$6,490	$125		$6,615
Shares/instruments issued	268	—	—	—	—	—	—	(25)		243	2,003	2,246	—		2,246
Shares repurchased/redeemed	—	—	—	—	—	—	—	—		—	(1,259)	(1,259)	—		(1,259)
Dividends and distributions paid to equity holders	—	(4,371)	—	—	—	—	—	—		(4,371)	(233)	(4,604)	(123)		(4,727)
Share-based payments(3)	—	—	—	—	—	—	—	7		7	—	7	—		7
Other	—	(11)	(59)	—	(6)	(9)	—	(120	)(4)	(205)	—	(205)	(288	)(4)	(493)

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892

(1)	Includes undistributed retained earnings of $67 (2021 - $60) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26 in the 2022 Annual Report to Shareholders).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

20	Scotiabank Fourth Quarter Press Release 2022

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Cash flows from operating activities
Net income	$2,093	$2,559	$10,174	$9,955
Adjustment for:
Net interest income	(4,622)	(4,217)	(18,115)	(16,961)
Depreciation and amortization	394	383	1,531	1,511
Provision for credit losses	529	168	1,382	1,808
Equity-settled share-based payment expense	1	1	10	7
Net gain on sale of investment securities	(71)	(83)	(74)	(419)
Net (gain)/loss on divestitures	233	(6)	233	9
Net income from investments in associated corporations	(49)	(96)	(268)	(339)
Income tax expense	475	689	2,758	2,871
Changes in operating assets and liabilities:
Trading assets	8,494	(6,608)	37,501	(33,995)
Securities purchased under resale agreements and securities borrowed	(13,864)	(80)	(41,438)	(14,202)
Loans	(19,803)	(15,900)	(97,161)	(55,748)
Deposits	13,825	10,470	95,905	78,569
Obligations related to securities sold short	(4,700)	(2,016)	(1,292)	10,078
Obligations related to securities sold under repurchase agreements and securities lent	5,780	12,278	10,838	(7,709)
Net derivative financial instruments	(1,567)	1,380	115	2,123
Other, net	5,876	3,093	(1,404)	(5,300)
Dividends received	299	284	1,156	969
Interest received	10,437	6,128	31,931	25,425
Interest paid	(5,385)	(1,929)	(13,336)	(8,766)
Income tax paid	(742)	(501)	(3,503)	(2,693)

Net cash from/(used in) operating activities	(2,367)	5,997	16,943	(12,807)

Cash flows from investing activities
Interest-bearing deposits with financial institutions	5,962	(10,223)	25,783	(15,006)
Purchase of investment securities	(16,593)	(21,269)	(97,736)	(72,259)
Proceeds from sale and maturity of investment securities	16,488	26,552	63,130	103,765
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	165	(50)	(549)	(717)
Property and equipment, net of disposals	(177)	(191)	(571)	(462)
Other, net	(801)	(285)	(1,350)	(624)

Net cash from/(used in) investing activities	5,044	(5,466)	(11,293)	14,697

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	—	3,356	—
Redemption/repurchase of subordinated debentures	(24)	—	(1,276)	(750)
Proceeds from preferred shares and other equity instruments issued	1,023	753	2,523	2,003
Redemption of preferred shares	—	—	(500)	(1,259)
Proceeds from common shares issued	5	14	137	268
Common shares purchased for cancellation	(128)	—	(2,873)	—
Cash dividends and distributions paid	(1,333)	(1,173)	(5,118)	(4,604)
Distributions to non-controlling interests	(26)	(25)	(115)	(123)
Payment of lease liabilities	(69)	(102)	(322)	(344)
Other, net	(778)	1,238	(391)	2,032

Net cash from/(used in) financing activities	(1,330)	705	(4,579)	(2,777)

Effect of exchange rate changes on cash and cash equivalents	305	(96)	301	(543)

Net change in cash and cash equivalents	1,652	1,140	1,372	(1,430)
Cash and cash equivalents at beginning of period(1)	9,413	8,553	9,693	11,123

Cash and cash equivalents at end of period(1)	$11,065	$9,693	$11,065	$9,693

(1)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6 in the 2022 Annual Report to Shareholders).

Scotiabank Fourth Quarter Press Release 2022	21

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and adjusted diluted earnings per share

The following table presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:

1.	Amortization of acquisition-related intangible assets:

Costs of $18 million ($24 million pre-tax) for the quarter ended October 31, 2022 and $71 million ($97 million pre-tax) for the year ended October 31, 2022, relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	Restructuring and other provisions:

In Q4 2022, the Bank recorded a restructuring charge of $66 million ($85 million pre-tax) primarily related to the strategic decision to realign the Global Banking and Market businesses in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included reductions in Canadian and international technology employees, driven by ongoing technology modernization and digital transformation.

In the prior year, the Bank recorded a restructuring charge of $93 million ($126 million pre-tax), substantially related to International Banking for the cost of reducing branches and full-time employees, driven by the accelerated customer adoption of digital channels and process automation. The Bank also recorded settlement and litigation provisions in the amount of $46 million ($62 million pre-tax) in connection with the Bank’s former metals business.

These charges were recorded in the Other operating segment.

3.	Support costs for the Scene+ loyalty program:

The Bank recorded costs of $98 million ($133 million pre-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. These committed costs relate to operational support, transition marketing and technology initiatives and were recognized as an expense in Q4 2022 in the Other operating segment.

4.	Net loss on divestitures and wind-down of operations:

In Q4 2022, the Bank sold its investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $340 million ($361 million pre-tax), of which $294 million ($315 million pre-tax) related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. This net loss was recorded in the Other operating segment. For further details on these transactions, please refer to Note 36 of the consolidated financial statements in the 2022 Annual Report to Shareholders.

22	Scotiabank Fourth Quarter Press Release 2022

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Reported Results
Net interest income	$4,622	$4,676	$4,217	$18,115	$16,961
Non-interest income	3,004	3,123	3,470	13,301	14,291

Total Revenue	7,626	7,799	7,687	31,416	31,252
Provision for credit losses	529	412	168	1,382	1,808
Non-interest expenses	4,529	4,191	4,271	17,102	16,618

Income before taxes	2,568	3,196	3,248	12,932	12,826
Income tax expense	475	602	689	2,758	2,871

Net income	$2,093	$2,594	$2,559	$10,174	$9,955
Net income attributable to non-controlling interests in subsidiaries (NCI)	38	54	70	258	331

Net income attributable to equity holders	$2,055	$2,540	$2,489	$9,916	$9,624

Net income attributable to preferred shareholders and other equity instrument holders	106	36	78	260	233
Net income attributable to common shareholders	$1,949	$2,504	$2,411	$9,656	$9,391

Diluted earnings per share (in dollars)	$1.63	$2.09	$1.97	$8.02	$7.70

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$361	$—	$—	$361	$—
Adjusting items impacting non-interest expense (Pre-tax)
Amortization of acquisition-related intangible assets	24	24	25	97	103
Restructuring and other provisions	85	—	188	85	188
Support costs for the Scene+ loyalty program	133	—	—	133	—

Total non-interest expense adjusting items (Pre-tax)	$242	$24	$213	$315	$291

Total impact of adjusting items on net income before taxes	$603	$24	$213	676	291
Impact of adjusting items on income tax expense
Net loss on divestitures and wind-down of operations	(21)	—	—	(21)	—
Amortization of acquisition-related intangible assets	(6)	(7)	(7)	(26)	(28)
Restructuring and other provisions	(19)	—	(49)	(19)	(49)
Support costs for the Scene+ loyalty program	(35)	—	—	(35)	—

Total impact of adjusting items on income tax expense	(81)	(7)	(56)	(101)	(77)

Total impact of adjusting items on net income	522	17	157	575	214
Impact of adjusting items on NCI related to restructuring and other provisions	(1)	—	(10)	(1)	(10)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$521	$17	$147	$574	$204

Adjusted Results
Net interest income	$4,622	$4,676	$4,217	$18,115	$16,961
Non-interest income	3,365	3,123	3,470	13,662	14,291

Total revenue	7,987	7,799	7,687	31,777	31,252
Provision for credit losses	529	412	168	1,382	1,808
Non-interest expenses	4,287	4,167	4,058	16,787	16,327

Income before taxes	3,171	3,220	3,461	13,608	13,117
Income tax expense	556	609	745	2,859	2,948

Net income	$2,615	$2,611	$2,716	$10,749	$10,169
Net income attributable to NCI	39	54	80	259	341

Net income attributable to equity holders	$2,576	$2,557	$2,636	$10,490	$9,828

Net income attributable to preferred shareholders and other equity instrument holders	106	36	78	260	233
Net income attributable to common shareholders	$2,470	$2,521	$2,558	$10,230	$9,595

Diluted earnings per share (in dollars)	$2.06	$2.10	$2.10	$8.50	$7.87

Impact of adjustments on diluted earnings per share (in dollars)	$0.43	$0.01	$0.13	$0.48	$0.17

Scotiabank Fourth Quarter Press Release 2022	23

Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended October 31, 2022
Reported net income (loss)	$1,170	$679	$363	$484	$(603)	$2,093
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	36	2	—	—	38

Reported net income attributable to equity holders	1,170	643	361	484	(603)	2,055
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	—	—	104	106

Reported net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)	$1,949

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	—	—	—	—	361	361
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	6	9	9	—	—	24
Restructuring and other provisions	—	—	—	—	85	85
Support costs for the Scene+ loyalty program	—	—	—	—	133	133

Total non-interest expenses adjustments (Pre-tax)	6	9	9	—	218	242

Total impact of adjusting items on net income before taxes	6	9	9	—	579	603
Total impact of adjusting items on income tax expense	(2)	(2)	(2)	—	(75)	(81)

Total impact of adjusting items on net income	4	7	7	—	504	522
Impact of adjusting items on NCI related to restructuring and other provisions	—	—	—	—	(1)	(1)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	—	503	521

Adjusted net income	$1,174	$686	$370	$484	$(99)	$2,615

Adjusted net income attributable to equity holders	$1,174	$650	$368	$484	$(100)	$2,576

Adjusted net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)	$2,470

	For the three months ended July 31, 2022
Reported net income	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	52	2	—	—	54

Reported net income attributable to equity holders	1,213	625	376	378	(52)	2,540
Reported net income attributable to preferred shareholders and other equity instrument holders	1	—	1	1	33	36

Reported net income attributable to common shareholders	$1,212	$625	$375	$377	$(85)	$2,504

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	5	10	9	—	—	24

Total non-interest expenses adjustments (Pre-tax)	5	10	9	—	—	24

Total impact of adjusting items on net income before taxes	5	10	9	—	—	24
Total impact of adjusting items on income tax expense	(1)	(4)	(2)	—	—	(7)

Total impact of adjusting items on net income	4	6	7	—	—	17

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	6	7	—	—	17

Adjusted net income	$1,217	$683	$385	$378	$(52)	$2,611

Adjusted net income attributable to equity holders	$1,217	$631	$383	$378	$(52)	$2,557

Adjusted net income attributable to common shareholders	$1,216	$631	$382	$377	$(85)	$2,521

	For the three months ended October 31, 2021
Reported net income	$1,238	$607	$387	$502	$(175)	$2,559
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	79	2	—	(11)	70

Reported net income attributable to equity holders	1,238	528	385	502	(164)	2,489
Reported net income attributable to preferred shareholders and other equity instrument holders	4	3	1	2	68	78

Reported net income attributable to common shareholders	$1,234	$525	$384	$500	$(232)	$2,411

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	6	10	9	—	—	25
Restructuring and other provisions	—	—	—	—	188	188

Total non-interest expenses adjustments (Pre-tax)	6	10	9	—	188	213

Total impact of adjusting items on net income before taxes	6	10	9	—	188	213
Total impact of adjusting items on income tax expense	(2)	(3)	(2)	—	(49)	(56)

Total impact of adjusting items on net income	4	7	7	—	139	157
Impact of adjusting items on NCI related to restructuring and other provisions	—	—	—	—	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	—	129	147

Adjusted net income	$1,242	$614	$394	$502	$(36)	$2,716

Adjusted net income attributable to equity holders	$1,242	$535	$392	$502	$(35)	$2,636

Adjusted net income attributable to common shareholders	$1,238	$532	$391	$500	$(103)	$2,558

(1)	Refer to Business Line Overview in the 2022 Annual Report to Shareholders.

24	Scotiabank Fourth Quarter Press Release 2022

Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the year ended October 31, 2022
Reported net income	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	249	9	—	—	258

Reported net income attributable to equity holders	4,763	2,418	1,556	1,911	(732)	9,916
Reported net income attributable to preferred shareholders and other equity instrument holders	6	6	3	4	241	260

Reported net income attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)	$9,656

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	—	—	—	—	361	361
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	22	39	36	—	—	97
Restructuring and other provisions	—	—	—	—	85	85
Support costs for the Scene+ loyalty program	—	—	—	—	133	133

Total non-interest expenses adjustments (Pre-tax)	22	39	36	—	218	315

Total impact of adjusting items on net income before taxes	22	39	36	—	579	676
Total impact of adjusting items on income tax expense	(6)	(11)	(9)	—	(75)	(101)

Total impact of adjusting items on net income	16	28	27	—	504	575
Impact of adjusting items on NCI related to restructuring and other provisions	—	—	—	—	(1)	(1)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	28	27	—	503	574

Adjusted net income	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749

Adjusted net income attributable to equity holders	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490

Adjusted net income attributable to common shareholders	$4,773	$2,440	$1,580	$1,907	$(470)	$10,230

	For the year ended October 31, 2021
Reported net income	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	332	9	—	(10)	331

Reported net income attributable to equity holders	4,155	1,823	1,565	2,075	6	9,624
Reported net income attributable to preferred shareholders and other equity instrument holders	20	21	11	15	166	233

Reported net income attributable to common shareholders	$4,135	$1,802	$1,554	$2,060	$(160)	9,391

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	22	45	36	—	—	103
Restructuring and other provisions	—	—	—	—	188	188

Total non-interest expenses adjustments (Pre-tax)	22	45	36	—	188	291

Total impact of adjusting items on net income before taxes	22	45	36	—	188	291
Total impact of adjusting items on income tax expense	(6)	(13)	(9)	—	(49)	(77)

Total impact of adjusting items on net income	16	32	27	—	139	214

Impact of adjusting items on NCI related to restructuring and other provisions	—	—	—	—	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	32	27	—	129	204

Adjusted net income	$4,171	$2,187	$1,601	$2,075	$135	$10,169

Adjusted net income attributable to equity holders	$4,171	$1,855	$1,592	$2,075	$135	$9,828

Adjusted net income attributable to common shareholders	$4,151	$1,834	$1,581	$2,060	$(31)	$9,595

(1)	Refer to Business Line Overview in the 2022 Annual Report to Shareholders.

Scotiabank Fourth Quarter Press Release 2022	25

Reconciliation of International Banking’s reported and adjusted results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” on page 4.

	For the three months ended						For the year ended
($ millions)	July 31, 2022			October 31, 2021			October 31, 2021
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar results	Reported results	Foreign exchange	Constant dollar results	Reported results	Foreign exchange	Constant dollar results
Net interest income	$1,759	$(27)	$1,786	$1,589	$(33)	$1,622	$6,625	$147	$6,478
Non-interest income	660	20	640	728	28	700	2,993	119	2,874

Total revenue	2,419	(7)	2,426	2,317	(5)	2,322	9,618	266	9,352
Provision for credit losses	325	(3)	328	314	(9)	323	1,574	40	1,534
Non-interest expenses	1,295	(16)	1,311	1,259	(19)	1,278	5,254	105	5,149
Income tax expense	122	8	114	137	7	130	635	30	605

Net income	$677	$4	$673	$607	$16	$591	$2,155	$91	$2,064

Net income attributable to non-controlling interest in subsidiaries	$52	$—	$52	$79	$3	$76	$332	$24	$308
Net income attributable to equity holders of the Bank	$625	$4	$621	$528	$13	$515	$1,823	$67	$1,756

Other measures
Average assets ($ billions)	$209	$(4)	$213	$192	$(3)	$195	$194	$4	$190
Average liabilities ($ billions)	$155	$(3)	$158	$146	$(1)	$147	$149	$5	$144

	For the three months ended						For the year ended
($ millions)	July 31, 2022			October 31, 2021			October 31, 2021
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted results	Adjusted results	Foreign exchange	Constant dollar adjusted results	Adjusted results	Foreign exchange	Constant dollar adjusted results
Net interest income	$1,759	$(27)	$1,786	$1,589	$(33)	$1,622	$6,625	$147	$6,478
Non-interest income	660	20	640	728	28	700	2,993	119	2,874

Total revenue	2,419	(7)	2,426	2,317	(5)	2,322	9,618	266	9,352
Provision for credit losses	325	(3)	328	314	(9)	323	1,574	40	1,534
Non-interest expenses	1,285	(17)	1,302	1,249	(19)	1,268	5,209	102	5,107
Income tax expense	126	9	117	140	6	134	648	32	616

Net income	$683	$4	$679	$614	$17	$597	$2,187	$92	$2,095

Net income attributable to non-controlling interest in subsidiaries	$52	$1	$51	$79	$3	$76	$332	$23	$309
Net income attributable to equity holders of the Bank	$631	$3	$628	$535	$14	$521	$1,855	$69	$1,786

26	Scotiabank Fourth Quarter Press Release 2022

Reconciliation of average total assets, core earning assets and core net interest income

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets of the personal and commercial businesses, and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

Net interest margin

Net interest margin is calculated as core net interest income for the business line divided by average core earning assets. Net interest margin is a non-GAAP ratio.

Scotiabank Fourth Quarter Press Release 2022	27

Average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank

	For the three months ended			For the year ended
($ millions)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Average total assets - Reported(1)	$1,332,897	$1,295,165	$1,172,707	$1,281,708	$1,157,213
Less: Non-earning assets	126,213	111,324	93,136	107,536	94,908

Average total earning assets(1)	$1,206,684	$1,183,841	$1,079,571	$1,174,172	$1,062,305
Less:
Trading assets	117,807	128,890	143,946	138,390	142,033
Securities purchased under resale agreements and securities borrowed	157,438	146,002	119,195	140,557	116,829
Other deductions	69,343	62,710	55,380	62,531	51,750

Average core earning assets(1)	$862,096	$846,239	$761,050	$832,694	$751,693

Net Interest Income - Reported	$4,622	$4,676	$4,217	$18,115	$16,961
Less: Non-core net interest income	(122)	(53)	50	(185)	190

Core net interest income	$4,744	$4,729	$4,167	$18,300	$16,771

Net interest margin	2.18%	2.22%	2.17%	2.20%	2.23%

(1)	Average balances represent the average of daily balances for the period.

Canadian Banking

	For the three months ended			For the year ended
($ millions)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Average total assets - Reported(1)	$445,670	$437,269	$398,141	$429,528	$380,772
Less: Non-earning assets	4,112	4,089	4,100	4,092	4,102

Average total earning assets(1)	$441,558	$433,180	$394,041	$425,436	$376,670
Less:
Other deductions	26,191	24,646	18,780	23,482	17,382

Average core earning assets(1)	$415,367	$408,534	$375,261	$401,954	$359,288

Net Interest Income - Reported	$2,363	$2,361	$2,082	$9,001	$8,030
Less: Non-core net interest income	—	—	—	—	—

Core net interest income	$2,363	$2,361	$2,082	$9,001	$8,030

Net interest margin	2.26%	2.29%	2.20%	2.24%	2.23%

(1)	Average balances represent the average of daily balances for the period.

International Banking

	For the three months ended					For the year ended
($ millions)	October 31 2022	July 31 2022		October 31 2021		October 31 2022	October 31 2021
Average total assets - Reported(1)	$217,061	$209,076		$192,219		$206,550	$194,124
Less: Non-earning assets	19,358	18,448		15,563		17,808	15,218

Average total earning assets(1)	$197,703	$190,628		$176,656		$188,742	$178,906
Less:
Trading assets	5,369	4,860		5,453		4,978	5,812
Securities purchased under resale agreements and securities borrowed	2,433	2,245		—		1,265	—
Other deductions	7,087	6,616	(2)	6,118	(2)	6,781	6,581	(2)

Average core earning assets(1)	$182,814	$176,907		$165,085		$175,718	$166,513

Net Interest Income - Reported	$1,806	$1,759		$1,589		$6,900	$6,625
Less: Non-core net interest income	(73)	(1)		15		(66)	50

Core net interest income	$1,879	$1,760		$1,574		$6,966	$6,575

Net interest margin	4.08%	3.95	%(2)	3.78	%(2)	3.96%	3.95	%(2)

(1)	Average balances represent the average of daily balances for the period.
(2)	Prior period has been restated to reflect the deduction of non-interest bearing deposits with financial institutions, to align with the Bank’s definition.

28	Scotiabank Fourth Quarter Press Release 2022

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of adjusted average common shareholders’ equity.

Return on equity by operating segment

	For the three months ended October 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)		$1,949
Total average common equity(1)	18,757	19,501	9,701	14,260	2,877		65,096

Return on equity	24.7%	13.1%	14.8%	13.4%	nm	(2)	11.9%

Adjusted(3)
Net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)		$2,470
Total average common equity(1)	18,757	19,501	9,701	14,260	3,191		65,410

Return on equity	24.8%	13.2%	15.0%	13.4%	nm	(2)	15.0%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful
(3)	Refer to Tables on pages 23 - 25.

	For the three months ended July 31, 2022							For the three months ended October 31, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,212	$625	$375	$377	$(85)		$2,504	$1,234	$525	$384	$500	$(232)		$2,411
Total average common equity(1)	18,433	19,085	9,631	13,488	4,301		64,938	16,686	17,304	9,342	12,779	8,624		64,735

Return on equity	26.1%	13.0%	15.5%	11.1%	nm	(2)	15.3%	29.4%	12.0%	16.3%	15.5%	nm	(2)	14.8%

Adjusted(3)
Net income attributable to common shareholders	$1,216	$631	$382	$377	$(85)		$2,521	$1,238	$532	$391	$500	$(103)		$2,558
Total average common equity(1)	18,433	19,085	9,631	13,488	4,346		64,983	16,686	17,304	9,342	12,779	8,755		64,866

Return on equity	26.2%	13.1%	15.7%	11.1%	nm	(2)	15.4%	29.4%	12.2%	16.6%	15.5%	nm	(2)	15.6%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful
(3)	Refer to Tables on pages 23 - 25.

	For the year ended October 31, 2022							For the year ended October 31, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)		$9,656	$4,135	$1,802	$1,554	$2,060	$(160)		$9,391
Total average common equity(1)	18,105	18,739	9,576	13,328	5,442		65,190	16,388	17,377	9,301	12,450	8,311		63,827

Return on equity	26.3%	12.9%	16.2%	14.3%	nm	(2)	14.8%	25.2%	10.4%	16.7%	16.5%	nm	(2)	14.7%

Adjusted(3)
Net income attributable to common shareholders	$4,773	$2,440	$1,580	$1,907	$(470)		$10,230	$4,151	$1,834	$1,581	$2,060	$(31)		$9,595
Total average common equity(1)	18,105	18,739	9,576	13,328	5,619		65,367	16,388	17,377	9,301	12,450	8,385		63,901

Return on equity	26.4%	13.0%	16.5%	14.3%	nm	(2)	15.6%	25.3%	10.6%	17.0%	16.5%	nm	(2)	15.0%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful
(3)	Refer to Tables on pages 23 - 25.

Scotiabank Fourth Quarter Press Release 2022	29

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of adjusted average tangible common equity. This is a non-GAAP ratio.

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2022	2022	2021	2022	2021
Reported
Average common equity - Reported(1)	$65,096	$64,938	$64,735	$65,190	$63,827
Average goodwill(1)(2)	(9,140)	(9,157)	(9,248)	(9,197)	(9,424)
Average acquisition-related intangibles (net of deferred tax)(1)	(3,773)	(3,791)	(3,851)	(3,803)	(3,895)

Average tangible common equity(1)	$52,183	$51,990	$51,636	$52,190	$50,508

Net income attributable to common shareholders - Reported	$1,949	$2,504	$2,411	$9,656	$9,391
Amortization of acquisition-related intangible assets (after tax)(3)	18	17	18	71	75

Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$1,967	$2,521	$2,429	$9,727	$9,466
Return on tangible common equity(4)	15.0%	19.2%	18.7%	18.6%	18.7%

Adjusted(3)
Adjusted net income attributable to common shareholders	$2,470	$2,521	$2,558	$10,230	$9,595

Average tangible common equity - Adjusted(1)	$52,497	$52,035	$51,767	$52,367	$50,582

Return on tangible common equity - Adjusted(4)	18.7%	19.2%	19.6%	19.5%	19.0%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Tables on pages 23 - 25.
(4)	Calculated on full dollar amounts.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.

Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

30	Scotiabank Fourth Quarter Press Release 2022

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2022 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might”, “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 29, 2022

Scotiabank Fourth Quarter Press Release 2022	31

Shareholders Information

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend Dates for 2023

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2023	January 27, 2023
April 4, 2023	April 26, 2023
July 5, 2023	July 27, 2023
October 3, 2023	October 27, 2023

Annual Meeting Date for Fiscal 2022

Shareholders are invited to attend the 191st Annual Meeting of Holders of Common Shares, to be held on April 4, 2023, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 7, 2023. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2022 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on Tuesday, November 29, 2022, at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or 1-800- 952-5114 (North America toll-free) using access code 1317931# (please call shortly before 8:00 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from Tuesday, November 29, 2022 to Thursday January 5, 2023, by calling 905-694-9451 or 1-800-408- 3053 (North America toll-free). The access code is 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

32	Scotiabank Fourth Quarter Press Release 2022

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

WHEN SENDING OVERNIGHT:

Computershare

C/O: Shareholder Services

462 South 4th Street, Suite 1600

Louisville, KY 40202

WHEN SENDING FIRST CLASS, REGISTERED, OR CERTIFIED MAIL:

Computershare

C/O: Shareholder Services PO Box 505000

Louisville, KY 40233-5000

Tel: 1-800-962-4284

E-mail: service@computershare.com

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street, Toronto, Ontario Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

Scotiabank Fourth Quarter Press Release 2022	33